MIRANDA GOLD CORP.

CONSOLIDATED FINANCIAL STATEMENTS

     NOVEMBER 30, 2004
(Unaudited – see Notice to Reader)

NOTICE TO READER

We have compiled the consolidated balance sheet of Miranda Gold Corp. as at November 30, 2004 and the consolidated statements of operations and deficit, and cash flows for the three month period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, B.C.	“Morgan & Company”

January 24, 2005	Chartered Accountants

Tel: (604) 687-5841	P.O. Box 10007 Pacific Centre
fax: (604) 687-0075	Sute 1488 - 700 West Georgia Street
www.morgan-cas.com	Vancouver, B.C. V7Y 1A1

MIRANDA GOLD CORP.

CONSOLIDATED BALANCE SHEET
(Unaudited – see Notice to Reader)

	NOVEMBER 30	AUGUST 31
	2004	2004
		(Note 1)

ASSETS

Current
Cash and short term deposits	$1,694,681	$1,611,118
Accounts receivable	8,943	8,777
Prepaid expenses	25,215	37,007
	1,728,839	1,656,902

Investment (Note 3)	88,000	88,000
Capital Assets (Note 4)	55,867	59,874
Mineral Properties (Note 5)	201,302	197,613
Deferred Exploration Expenditures	185,315	198,466

	$2,259,323	$2,200,855

LIABILITIES

Current
Accounts payable and accrued liabilities	$15,326	$46,708

SHAREHOLDERS’ EQUITY

Share Capital (Note 6)	7,742,949	7,429,182

Contributed Surplus	917,116	939,323

Deficit	(6,416,068)	(6,214,358)
	2,243,997	2,154,147

	$2,259,323	$2,200,855

Approved by the Directors:

“Kenneth Cunningham”	“Dennis Higgs”

MIRANDA GOLD CORP.

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
(Unaudited – see Notice to Reader)

	THREE MONTHS ENDED
	NOVEMBER 30
	2004	2003

Expenses
Amortization	$4,007	$756
Consulting	28,604	-
Corporate finance services	-	4,250
Interest and foreign exchange	10,461	4,820
Investor relations	12,467	18,059
Office rent, telephone, secretarial and sundry	42,046	32,229
Professional fees	14,011	2,415
Management fees	15,000	15,000
Property examination costs	29,381	-
Travel and business promotion	51,127	22,309
Transfer agent and regulatory fees	2,882	5,500
Wages and benefits	32,300	-
	242,286	105,338
Less: Interest income	(435)	(662)

Loss Before The Following	241,851	104,676

Loss On Sale Of Mineral Properties	-	10,095
Mineral Property Option Payments Received In Excess
Of Cost	(40,141)	(7,584)
Write Off Of Abandoned Mineral Properties And
Related Exploration Expenditures	-	82,319

Loss For The Period	201,710	189,506

Deficit, Beginning Of Period	6,214,358	4,166,303

Deficit, End Of Period	$6,416,068	$4,355,809

Basic And Diluted Loss Per Share	$0.01	$0.02

Weighted Average Number Of Shares Outstanding	22,430,148	9,358,848

MIRANDA GOLD CORP.

CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited – see Notice to Reader)

	THREE MONTHS ENDED
	NOVEMBER 30
	2004	2003

Cash Flows From Operating Activities
Loss for the period	$(201,710)	$(189,506)
Add (Deduct): Non-cash items:
Amortization	4,007	756
Loss on sale of mineral properties	-	10,095
Mineral property option payments received in excess of
cost	(40,140)	(7,584)
Write off of abandoned mineral properties and related
exploration expenditures	-	82,319
	(237,843)	(103,920)
Change In non-cash working capital items:
Accounts receivable	(166)	(9,077)
Prepaid expenses	11,792	(6,910)
Accounts payable and accrued liabilities	(31,382)	(20,370)
	(257,599)	(140,277)

Cash Flows From Investing Activities
Mineral property option payments received	133,506	25,000
Proceeds on sale of mineral properties	-	55,100
Mineral properties	(35,883)	(24,433)
Exploration expenditures	(35,721)	(55,773)
	61,902	(106)

Cash Flows From Financing Activity
Issue of share capital	279,260	510,820

Increase In Cash And Cash Equivalents	83,563	370,437

Cash And Cash Equivalents, Beginning Of Period	1,611,118	289,750

Cash And Cash Equivalents, End Of Period	$1,694,681	$660,187

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES:

During the period ended November 30, 2004, the Company issued 25,000 share purchase warrants with a fair value of $12,300 pursuant to mineral property option agreements described in Note 5(k).

During the period ended November 30, 2004, the Company received 2,750,000 common shares with a fair value of $88,000 pursuant to the mineral property sale and option agreements described in Note 5(b).

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2004
(Unaudited – see Notice to Reader)

1.	BASIS OF PRESENTATION

The interim consolidated financial statements of Miranda Gold Corp. (the “Company”) have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended August 31, 2004, except as described below. The disclosures included below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company’s annual report for the year ended August 31, 2004.

2.	a)	NATURE OF OPERATIONS

The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable.

The recoverability of amounts shown as mineral properties and related deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, and the ability of the Company to obtain profitable production or proceeds from the disposition thereof.

	b)	SIGNIFICANT ACCOUNTING POLICIES

		i)	Consolidation

These financial statements include the accounts of the Company and its wholly owned U.S. subsidiary, Miranda U.S.A., Inc., and its Mexican subsidiary, Minas Miranda S.A. de C.V.

		ii)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses for the periods reported. Actual results could differ from these estimates.

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2004
(Unaudited – see Notice to Reader)

2.	b)	SIGNIFICANT ACCOUNTING POLICIES (Continued)

		iii)	Capital Assets

Capital assets are recorded at cost and are amortized over their economic lives using the declining balance method using the following rates:

Computer equipment 30% Computer software 100% Field equipment 25% Furniture and fixtures 20%

		iv)	Financial Instruments

The Company’s financial instruments consist of cash and short term deposits, accounts receivable, prepaid expenses, and accounts payable and accrued liabilities.

Unless otherwise noted, it is management’s opinion that this Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

		v)	Mineral Properties and Related Deferred Exploration Expenditures

The Company defers all direct exploration expenditures on mineral properties in which it has a continuing interest to be amortized over the productive period when a property reaches commercial production. On abandonment of any property, applicable accumulated deferred exploration expenditures will be written off.

		vi)	Future Income Taxes

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

		vii)	Loss Per Share

Loss per common share has been calculated using the weighted average number of common shares.

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2004
(Unaudited – see Notice to Reader)

2.	b)	SIGNIFICANT ACCOUNTING POLICIES (Continued)

		vii)	Loss Per Share (Continued)

The Company follows the accounting standard for the calculation of net loss per share which follows the “treasury stock method” in the calculation of diluted net loss per share, and requires the presentation of both basic and diluted net loss per share on the face of the consolidated statement of operations and deficit regardless of the materiality of the difference between them.

Diluted net earnings per share is computed by dividing the net earnings for the period by the weighted average number of shares of common stock and potential common stock outstanding during the period, if dilutive.

		viii)	Investments

The Company records portfolio investments at cost. The cost of portfolio investments is written down to market value when a decline in value is other than temporary.

		ix)	Foreign Currency Translation

Transactions recorded in United States dollars and Mexican new pesos have been translated into Canadian dollars using the Temporal Method as follows:

			i)	monetary items at the rate prevailing at the balance sheet date;
			ii)	non-monetary items at the historical exchange rate;
			iii)	revenue and expense at the average rate in effect during the applicable accounting period.

Gains or losses arising on translation are included in the results of operations.

		x)	Stock Based Compensation

In September 2003, the CICA issued an amendment to Section 3870 – “Stock Based Compensation and Other Stock Based Payments”. The amended section is effective for fiscal years beginning on or after January 1, 2004. The amendment requires that companies measure all stock based payments using the fair value method of accounting and recognize the compensation expense in their financial statements. The Company implemented this amended standard in their fiscal year ended August 31, 2004 on a prospective basis in accordance with the early adoption provisions of the standard. According to the transitional provisions, early adoption requires that compensation expense be calculated and recorded in the statement of operations for options granted on or after September 1, 2003.

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2004
(Unaudited – see Notice to Reader)

2.	b)	SIGNIFICANT ACCOUNTING POLICIES (Continued)

		x)	Stock Based Compensation (Continued)

Under this amended standard, the Company must account for compensation expense based on the fair value of rights granted under its stock based compensation plan. Under this method, compensation costs attributable to share options granted to employees or directors is measured at fair value at the grant date, and expensed over the expected exercise time frame with a corresponding increase to contributed surplus. Upon exercise of the stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

3.	INVESTMENT

	NOVEMBER 30	AUGUST 31
	2004	2004

2,750,000 common shares of Otish Mountain Diamond
Company. These common shares are subject to a hold
period and are not freely tradable until December 12, 2004.
(Market value November 30, 2004 - $825,000).	$88,000	$88,000

4.	CAPITAL ASSETS

		NOVEMBER 30		AUGUST 31
		2004		2004
		ACCUMULATED	NET BOOK	NET BOOK
	COST	AMORTIZATION	VALUE	VALUE

Computer equipment	$23,943	$7,916	$16,027	$17,327
Computer software	1,050	656	394	525
Furniture and fixtures	4,445	644	3,801	4,001
Field equipment	43,453	7,808	35,645	38,021

	$72,891	$17,024	$55,867	$59,874

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2004
(Unaudited – see Notice to Reader)

5.	MINERAL PROPERTIES

			NOVEMBER 30	AUGUST 31
			2004	2004
a)	Secret Basin Property, Nevada

	The Company has acquired a 100% interest in the Secret Basin property located in Nye County, Nevada for U.S. $5,000 and the issuance of 10,000 shares. The Company will issue an additional 60,000 shares upon the project reaching certain development and exploration milestones including positive pre-feasibility and feasibility.		$-	$18,400

	Option payment received		-	(1,492)
	Write down		-	(16,908)
			-	-

	The Company has granted an option to acquire a 50% interest in its Secret Basin, Nevada property for the following consideration:

	-	cash payment of US$1,000;
	-	exploration expenditures totalling U.S. $250,000 by June 30, 2004, US$10,000 of which must be expended by April 30, 2004.

	During the year ended August 31, 2004, the Company abandoned its interest in the Secret Basin Property.

b)	Otish Mountains, Quebec

	The Company has acquired a 100% interest, subject to certain net smelter return and gross overriding royalty obligations, in nine mineral properties, comprising a total of 766 mineral claims covering 96,957 acres, located in the Otish Mountains region of Quebec. Consideration payable for each property is as follows:

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2004
(Unaudited – see Notice to Reader)

5.	MINERAL PROPERTIES (Continued)

				NOVEMBER 30	AUGUST 31
				2004	2004

b)	Otish Mountains, Quebec (Continued)

	PROPERTY	CASH	SHARES

	Lac Leran	$23,000	165,000 common shares
	Lac Pigeon	$23,000	165,000 common shares
	Lac Leran #2	$129	-
	Lac Pigeon #2	$5,271	-
	Lac Joubert	$4,341	-
	Lac Orillat	$4,978	-
	Lac Herve	$27,700	-
	Lac Square Rock	$7,500	-
	Lac Taffanel	$6,000	-

	Total consideration paid			$-	$197,919
	Sale of interest			-	(50,648)
	Option payments received			-	(95,349)
	Write down			-	(51,922)
				-	-

	In addition, an annual advance royalty payment of $15,000 is payable under the Lac Leran and Lac Pigeon property agreements.

	During the year ended August 31, 2004, the Company sold its 100% interest in the Lac Leran #2, Lac Joubert, Lac Orillat, Lac Herve, Lac Square Rock and Lac Taffanel Properties for net proceeds of $55,100, 1,250,000 common shares of Otish Mountain Diamond Corp. (“OMDC”), and the retention of a 1% net smelter return and gross overriding royalty.

	On November 4, 2003, the Company entered into a Letter of Intent on a joint venture proposal for the Lac Leran Property. The Company will option a 45% interest on the property to OMDC for consideration of:

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2004
(Unaudited – see Notice to Reader)

5.	MINERAL PROPERTIES (Continued)

			NOVEMBER 30	AUGUST 31
			2004	2004

b)	Otish Mountains, Quebec (Continued)

	i)	$45,000 of which $25,000 is due upon signing the Letter of Intent (received), and $20,000 (received) is due upon the earlier of receiving geological samples and reports or February 29, 2004;

	ii)	1,500,000 shares of OMDC (received).

c)	Hercules Project, Imperial Mine Property, and Gilman Property, Nevada

The Company has entered into an option agreement for the acquisition of a 100% interest in three mineral properties in Nevada. Consideration payable under the option agreement is as follows:

	i)	In connection with the signing of the agreement and its acceptance by the TSX Venture Exchange, US$20,000 in cash and warrants to purchase 100,000 shares at $0.25 for two years. US$5,000 due upon signing the agreement and the balance payable within 90 days.

	ii)	On or before September 18, 2003, US$16,000 in cash, US$75,000 in exploration expenditures and warrants to purchase 50,000 shares at $0.25 for two years.

	iii)	On or before September 18, 2004, US$20,000 in cash, US$75,000 in exploration expenditures and warrants to purchase 50,000 shares at $0.25 for two years.

	iv)	On or before September 18, 2005, US$24,000 in cash, US$150,000 in exploration expenditures and warrants to purchase 75,000 shares at $0.30 for two years.

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2004
(Unaudited – see Notice to Reader)

5.	MINERAL PROPERTIES (Continued)

			NOVEMBER 30	AUGUST 31
			2004	2004

c)	Hercules Project, Imperial Mine Property, and Gilman Property, Nevada (Continued)

	v)	On or before September 18, 2006, US$40,000 in cash, US$150,000 in exploration expenditures and warrants to purchase 75,000 shares at $0.35 for two years.

	vi)	On or before September 18, 2007, US$60,000 in cash, US$200,000 in exploration expenditures and warrants to purchase 100,000 shares at $0.40 for two years.

	In addition, the Company has agreed to pay a finder’s fee consisting of warrants to purchase 50,000 shares at $0.25, 5% of the cash payments paid by the Company, and warrants to purchase 50,000 shares at $0.40 once a positive feasibility study has been produced for any one of the three properties in the agreement.

	During the year ended August 31, 2003, the Company terminated its option in the Gilman Property.

	During the year ended August 31, 2004, the Company entered into a letter of intent to joint venture the Hercules Project. The Company also sold its option in the Imperial Mine Property for net proceeds of US$50,000.

	The option in the Hercules Project was written off as the Company abandoned its option subsequent to August 31, 2004.

	Consideration paid to date		$-	$85,283
	Option payments received		-	(13,778)
	Write down		-	(47,133)
	Sale of interest		-	(24,372)
			-	-

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2004
(Unaudited – see Notice to Reader)

5.	MINERAL PROPERTIES (Continued)

			NOVEMBER 30	AUGUST 31
			2004	2004

d)	Blackrock Project, Cold Springs Project, Troy Project and Redlich Project, Nevada

The Company has entered into an option agreement for the acquisition of a 100% interest in four mineral properties in Nevada. Consideration payable under the option agreement is as follows:

	i)	In connection with the signing of the agreement and its acceptance by the TSX Venture Exchange, US$20,000 in cash and warrants to purchase 100,000 shares at $0.40 for two years. US$5,000 payable due upon signing the agreement and the balance payable by April 23, 2003.

	ii)	On or before January 23, 2004, US$6,000 in cash, US$22,500 in exploration expenditures and warrants to purchase 15,000 shares at $0.40 for two years.

	iii)	On or before January 23, 2005, US$7,500 in cash, US$22,500 in exploration expenditures and warrants to purchase 15,000 shares at $0.40 for two years.

	iv)	On or before January 23, 2006, US$9,000 in cash, US$45,000 in exploration expenditures and warrants to purchase 22,500 shares at $0.45 for two years.

	v)	On or before January 23, 2007, US$15,000 in cash, US$45,000 in exploration expenditures and warrants to purchase 22,500 shares at $0.50 for two years.

	vi)	On or before January 23, 2008, US$22,500 in cash, US$60,000 in exploration expenditures and warrants to purchase 30,000 shares at $0.55 for two years.

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2004
(Unaudited – see Notice to Reader)

5.	MINERAL PROPERTIES (Continued)

			NOVEMBER 30	AUGUST 31
			2004	2004

d)	Blackrock Project, Cold Springs Project, Troy Project and Redlich Project, Nevada (Continued)

	During the year ended August 31, 2004, the Company terminated its options in the Blackrock and Cold Springs Projects.

	During the year ended August 31, 2004, the Company entered into a letter of intent to joint venture the Redlich Project.

	Consideration paid to date		$70,424	$70,424
	Option payments received		(15,403)	(15,403)
	Write down		(39,618)	(39,618)
			15,403	15,403

e)	Bald Peak Project, Nevada

	The Company has entered into an option agreement for the acquisition of a 100% interest in a mineral project in Mineral County, Nevada. Consideration payable under the option agreement is as follows:

	i)	In connection with signing the agreement, US$7,500 in cash, US$2,000 immediately, and US$5,500 within 15 days.

	ii)	Within 45 days of signing, warrants to purchase 25,000 shares at $0.25 for two years.

	iii)	On or before the earlier of the drilling permit approval date or November 19, 2005, US$10,000 in cash and warrants to purchase 25,000 shares at $0.25 for two years.

	iv)	On or before one year from (iii) above, US$15,000 in cash and warrants to purchase 25,000 shares at $0.30 for two years.

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2004
(Unaudited – see Notice to Reader)

5.	MINERAL PROPERTIES (Continued)

			NOVEMBER 30	AUGUST 31
			2004	2004

e)	Bald Peak Project, Nevada (Continued)

	v)	On or before two years from (iii) above, US$25,000 in cash and warrants to purchase 25,000 shares at $0.35 for two years.

	vi)	On or before three years from (iii) above, US$35,000 in cash and warrants to purchase 25,000 shares at $0.40 for two years.

	vii)	On or before four years from (iii) above, US$50,000 in cash and warrants to purchase 50,000 shares at $0.45 for two years.

	viii)	On or before five years from (iii) above, US$35,000 in cash and warrants to purchase 50,000 shares at $0.50 for two years.

	Consideration paid to date		$24,505	$24,505

f)	Red Canyon Property, Nevada

The Company has entered into a mining lease and option to purchase agreement for the lease of a mineral property in Nevada. Consideration payable under the 20 year lease agreement is payable as follows:

	i)	On signing the agreement, US$26,200 in cash and warrants to purchase 75,000 shares at CDN$0.37 for two years.

	ii)	US$25,000 on or before November 18, 2004

	iii)	US$35,000 on or before November 18, 2005.

	iv)	US$40,000 on or before November 18, 2006.

	v)	US$50,000 on or before November 18, 2007 and 2008.

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2004
(Unaudited – see Notice to Reader)

5.	MINERAL PROPERTIES (Continued)

			NOVEMBER 30	AUGUST 31
			2004	2004

f)	Red Canyon Property, Nevada (Continued)

	vi)	US$75,000 on or before November 18, 2009 through 2012.

	vii)	US$100,000 on or before November 18, 2013 through 2023. During the period ended November 30, 2004, the Company entered into a joint venture agreement for the Red Canyon Property. The Company will option a 60% interest in the property for consideration of:

	i)	Initial cash payment of US$30,000.

	ii)	Assuming the lease payments.

	iii)	Incurring exploration expenditures totalling $2.5 million by December 31, 2009.

An additional 10% interest can be earned by the joint venture partner by their completion of a bankable feasibility study.

		Consideration paid to date	$69,371	$69,371
		Option payments received	(35,883)	-
			33,488	69,371

g)		BPV, CONO, Coal Canyon and Red Hill Projects, Nevada

The Company has entered into mining leases on four mineral properties in Nevada. Consideration payable under the 20 year lease agreement for each of BPV, CONO and Coal Canyon is payable as follows:

	i)	On signing the agreement, US$6,250 in cash (paid).

	ii)	US$6,250 on or before May 27, 2005 and 2006.

	iii)	US$10,000 on or before May 27, 2007 and 2008.

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2004
(Unaudited – see Notice to Reader)

5.	MINERAL PROPERTIES (Continued)

			NOVEMBER 30	AUGUST 31
			2004	2004
g)	BPV, CONO, Coal Canyon and Red Hill Projects, Nevada (Continued)

	iv)	US$12,500 on or before May 27, 2009

	v)	US$15,000 on or before May 27, 2010

	vi)	US$30,000 on or before May 27, 2011 and 2012.

	vii)	US$40,000 on or before May 27, 2013 and 2014.

	viii)	US$50,000 on or before May 27, 2015 through 2024

A 2.5% to 5% sliding scale production royalty that is subject to buy down provisions to 2% is also payable.

	Consideration paid to date for all three leases		$25,834	$25,834

Consideration payable under the 20 year lease agreement for the Red Hill Project is payable as follows:

	i)	On signing the agreement, US$6,250 in cash (paid).

	ii)	US$12,500 on or before May 27, 2005 and 2006.

	iii)	US$20,000 on or before May 27, 2007 and 2008.

	iv)	US$25,000 on or before May 27, 2009

	v)	US$30,000 on or before May 27, 2010

	vi)	US$40,000 on or before May 27, 2011 and 2012.

	vii)	US$50,000 on or before May 27, 2013 and 2014.

	viii)	US$60,000 on or before May 27, 2015 through 2024

A 2.5% to 5% sliding scale production royalty that is subject to buy down provisions to 2% is also payable.

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2004
(Unaudited – see Notice to Reader)

5.	MINERAL PROPERTIES (Continued)

			NOVEMBER 30	AUGUST 31
			2004	2004

g)	BPV, CONO, Coal Canyon and Red Hill Projects, Nevada (Continued)

	During the period ended November 30, 2004, the Company entered into a joint venture agreement for the Red Hill Property. The Company will option a 60% interest in the property for consideration of:

	i)	Initial cash payment of US$40,000.

	ii)	US$65,000 cash payment by October 27, 2005.

	iii)	US$100,000 cash payment by October 27, 2006.

	iv)	US$135,000 cash payment by October 27, 2007.

	v)	US$200,000 cash payment by October 27, 2008.

	vi)	Incurring exploration expenditures of US$2.0 million over a four year earn-in period.

	An additional 10% interest can be earned by the joint venture partner by their completion of a feasibility study.

	Consideration paid to date for the Red Hill lease		$8,611	$8,611
	Option payments received		(8,611)	-
			-	8,611

h)	Fuse Property, Nevada

	The Company has staked 148 claims in Eureka County, Nevada.

	Staking cost		33,549	33,549

i)	JDW Property, Nevada

	The Company has staked 62 claims in Eureka County, Nevada.

	Staking cost		13,826	13,826

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2004
(Unaudited – see Notice to Reader)

5.	MINERAL PROPERTIES (Continued)

			NOVEMBER 30	AUGUST 31
			2004	2004

j)	Ettu Property, Nevada

The Company has staked 28 claims in Kobeh Valley, Nevada.

	Staking cost		$6,514	$6,514

Subsequent to the period ended November 30, 2004, the Company staked an additional 46 claims in Kobeh Valley, Nevada.

k)	Horse Mountain Property, Nevada

The Company has entered into a mining lease for a property in Nevada. Consideration payable under the 20 year lease agreement is payable as follows:

	i)	On signing the agreement, US$30,000 in cash and warrants to purchase 25,000 shares at $0.70 for two years.

	ii)	US$30,000 on or before November 23, 2005

	iii)	US$30,000 on or before November 23, 2006

	iv)	US$40,000 on or before November 23, 2007

	v)	US$40,000 on or before November 23, 2008

	vi)	US$50,000 on or before November 23, 2009

	vii)	US$50,000 on or before November 23, 2010

	viii)	US$70,000 on or before November 23, 2011

	ix)	US$80,000 on or before November 23, 2012

	x)	US$100,000 on or before November 23, 2013.

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2004
(Unaudited – see Notice to Reader)

5.	MINERAL PROPERTIES (Continued)

			NOVEMBER 30	AUGUST 31
			2004	2004
k)	Horse Mountain Property, Nevada (Continued)

	xi)	US$100,000 on or before each subsequent anniversary of November 23.

	The property is subject to a net smelter royalty of 3.5%.

	Consideration paid to date		$48,183	$-

			$201,302	$197,613

6.	SHARE CAPITAL

	a)	Authorized

100,000,000 common shares without par value

	b)	Issued and Outstanding

	NUMBER
	OF SHARES	CONSIDERATION

Balance, August 31, 2003	10,300,760	$5,071,869

Shares issued for cash pursuant to a private placement	4,650,000	782,500
Shares issued on exercise of options	455,000	76,100
Stock based compensation	-	29,103
Shares issued on exercise of warrants	6,683,625	1,469,610
Shares issued for commission pursuant to a private
placement	79,875	-

Balance, August 31, 2004	22,169,260	7,429,182

Shares issued on exercise of options	14,000	1,960
Shares issued on exercise of warrants	949,000	277,300
Fair value of warrants exercised	-	34,507

Balance, November 30, 2004	23,132,260	$7,742,949

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2004
(Unaudited – see Notice to Reader)

6.	SHARE CAPITAL (Continued)

c)
During the year ended August 31, 2004, the Company completed a private placement of 1,250,000 units at $0.17 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at $0.23 per share to December 7, 2005.

During the year ended August 31, 2004, the Company completed a private placement of 400,000 units at $0.30 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at $0.40 per share to December 11, 2005.

During the year ended August 31, 2004, the Company completed a private placement of 3,000,000 units at $0.15 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at $0.20 per share to November 6, 2005. In addition, the Company issued 79,875 units at a fair value of $0.15 per unit as commission relating to the private placement.

	d)	Options Outstanding

As at November 30, 2004, options were outstanding for the purchase of common shares as follows:

NUMBER	PRICE
OF	PER		EXPIRY
SHARES	SHARE	EXERCISABLE	DATE

20,000	$ 0.14	34,000	December 14, 2006
120,000	$ 0.20	120,000	September 16, 2007
546,000	$ 0.27	399,500	June 18, 2008
250,000	$ 0.23	125,000	November 7, 2008
150,000	$ 0.35	75,000	December 8, 2008
1,615,000	$ 0.53	807,500	February 9, 2009
25,000	$ 0.65	25,000	July 26, 2007

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2004
(Unaudited – see Notice to Reader)

6.	SHARE CAPITAL (Continued)

	d)	Options Outstanding (Continued)

A summary of the changes in stock options for the period ended November 30, 2004 is presented below:

		WEIGHTED
		AVERAGE
		EXERCISE
	SHARES	PRICE

Balance, August 31, 2003	1,305,000	$0.22

Granted	2,090,000	0.48
Exercised	(455,000)	(0.17)
Cancelled	(200,000)	(0.30)

Balance, August 31, 2004	2,740,000	0.42

Exercised	(14,000)	(0.14)

Balance, November 30, 2004	2,726,000	$0.42

e)	Share Purchase Warrants

As at November 30, 2004, share purchase warrants were outstanding for the purchase of common shares as follows:

NUMBER	PRICE
OF	PER	EXPIRY
SHARES	SHARE	DATE

200,000	$ 0.26	January 20, 2005
510,000	$ 0.28	February 18, 2005
1,387,500	$ 0.30	April 8, 2005
50,000	$ 0.25	September 18, 2005
1,695,250	$ 0.20	November 7, 2005
975,000	$ 0.23	December 7, 2005
260,000	$ 0.40	December 11, 2005
25,000	$ 0.25	January 9, 2006
75,000	$ 0.37	February 6, 2006
25,000	$ 0.70	November 23, 2006

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2004
(Unaudited – see Notice to Reader)

7.	RELATED PARTY TRANSACTIONS

	a)	During the three months ended November 30, 2004, the Company paid $15,000 (2003 - $15,000) to a company controlled by a director for management of the Company’s affairs.

	b)	During the three months ended November 30, 2004, the Company paid $32,080 (2003 - $26,066) to companies controlled by directors for rent, telephone, secretarial and office services.

	c)	The mineral properties described in Note 5(b) were acquired from a director, companies controlled by a director, and a company controlled by a person related to this same director.

	d)	A director and officer of the Company holds a 10% interest in the properties described in Note 5(g).

8.	SUBSEQUENT EVENTS

Subsequent to November 30, 2004, 177,500 warrants were exercised for cash proceeds totaling $59,250.